UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: November 14, 2025

Notice regarding Distribution of Interim Dividends from Surplus and Revision of Dividend Forecast

Tokyo, November 14, 2025 --- Sumitomo Mitsui Financial Group, Inc. (“the Company,” Head Office: Chiyoda-ku, Tokyo, President and Group CEO: Toru Nakashima) hereby announces that interim dividends from surplus with record date dated September 30, 2025 were resolved at the meeting of the Board of Directors held today, and its year-end and annual dividend forecasts on the fiscal year ending March 31, 2026 were revised.

1. Distribution of Interim Dividends from Surplus

	Dividend for the fiscal year ending March 31, 2026	Most recent dividend forecast (Announced on May 14, 2025)	Dividend paid for the fiscal year ended March 31, 2025

Record date	September 30, 2025	September 30, 2025	September 30, 2024

Dividend per share (Yen)	78	68	60 (*1)

Total amount of dividends (Million Yen)	300,089	-	234,858

Effective date	December 2, 2025	-	December 3, 2024

Source of dividends	Retained earnings	-	Retained earnings

(*1)

On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. The amount is calculated on the assumption that the above stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

2. Revision of Dividend Forecast

		(Yen)

		Dividend per share

Record date		Interim	Year-end	Annual

Previous forecast (Announced on May 14, 2025)	(A)	68	68	136

Revised forecast	(B)		79	157

Dividend paid for the fiscal year ending March 31, 2026	(B)	(*2) 78

Change	(B — A)	+ 10	+ 11	+ 21

Dividend paid for the fiscal year ended March 31, 2025	(C)	(*3) 60	62	(*3) 122

Change	(B — C)	+ 18	+ 17	+ 35

(*2)	The amount is dividend per share for the fiscal year ending March 31, 2026 within “1. Distribution of Interim Dividends from Surplus.”
(*3)	The amount is calculated on the assumption that the above stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

-  1  -

3. Reason

Due to revising earnings forcast on a consolidated basis for the fiscal year ending March 31, 2026 upward in the Consolidated Financial Results for the six months ended September 30, 2025 announced today, the interim dividends for the fiscal year ending March 31, 2026 were revised to ¥78 per share, an increase of ¥10 from the previously forecasted ¥68 per share.

Additionally, the year-end dividend forecast was revised to ¥79 per share, an increase of ¥11 from the previously forecasted ¥68 per share. As a result, the annual dividends forecast was revised to ¥157 per share, ¥21 increase from the previous forecast and ¥35 (*4) increase from the dividend paid for the fiscal year ended March 31, 2025.

(*4)	The amount is calculated on the assumption that the aforementioned stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

-  2  -